Exhibit 21.1

Subsidiaries of Liquidmetal Technologies, Inc.

1.	Liquidmetal Golf, a California corporation(a)

2.	Crucible Intellectual Property, LLC, a Delaware limited liability company(b)

3.	20321 Valencia, LLC, a Delaware limited liability company(c)

(a)	Liquidmetal Technologies, Inc. owns 79% of the outstanding capital stock of Liquidmetal Golf, a California corporation.

(b)	Liquidmetal Technologies, Inc. owns 100% of the outstanding equity of Crucible Intellectual Property, LLC, a Delaware limited liability company.

(c)	Liquidmetal Technologies, Inc. owns 100% of the outstanding equity of 20321 Valencia, LLC, a Delaware limited liability company.